## FORM 4

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).**

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

### STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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| 1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol | | 6. Relationship of Reporting Person(s) to Issuer (check all applicable) |
|---|---|---|---|
| Textor        Donald        F.<br>381 Lattingtown Road<br>Locust Valley NY 11560 | EOG Resources, Inc. (EOG) | | _X_ Director          ___ 10% Owner<br>___ Officer (give title below)     ___ Other (specify below) |
| | 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) | 4. Statement for Month/Day/Year<br>12/16/2002 | |
| | 5. If amendment, Date of Original (Month/Day/Year) | | 7. Individual or Joint/Group Filing (Check Applicable Line)<br>_X_ Form filed by One Reporting Person<br>___ Form filed by More Than One Reporting Person |

### Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security (Instr. 3) | 2. Transaction Date (mm/dd/yy) | 2A. Deemed Execution Date, if any (mm/dd/yy) | 3. Transaction Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5) | | | 5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3, & 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | Amount | (A) or (D) | Price | | | |
| Common Stock - Phantom | 12/16/02 | | A | | 362.494 | A | 41.38 | 2,022 | D | |
| Common Stock | | | | | | | | 5,000 | D | |

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
\* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 4 (cont.)

| 1. Name and Address of Reporting Person | 2. Issuer Name and Ticker or Trading Symbol |
|---|---|
| Textor        Donald        F. | EOG Resources, Inc. (EOG) |
| 381 Lattingtown Road | |
| Locust Valley NY 11560 | 4. Statement for Month/Day/Year |
| | 12/16/2002 |

## Table II -Derivative Securities Acquired, Disposed of, or Beneficially Owned
### (e.g., puts, calls, warrants, options, convertible securities)

| 1. Title of Security (Instr. 3) | 2. Con-version or Exercise Price of Derivative Security | 3. Trans-action Date (mm/dd/yy) | 3A. Deemed Execution Date, if any (mm/dd/yy) | 4. Trans-action Code (Instr. 8) | | 5. No. of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5) | | 6. Date Exercisable and Expiration Date (mm/dd/yy) | | 7. Title and Amount of Underlying Securities (Instr. 3 & 4) | | 8. Price of Derivative Security (Instr. 5) | 9. No. of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3, & 4) | 10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Code | V | (A) | (D) | Date Exer-cisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| | | | | | | | | | | | | | | | |

Explanation of Responses:

By:/s/ DONALD F. TEXTOR      12/16/02

Donald F. Textor      Date

**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Name and Address of Reporting Person
Textor            Donald         F.
381 Lattingtown Road
Locust Valley NY 11560

2. Issuer Name and Ticker or Trading Symbol
EOG Resources, Inc. (EOG)

4. Statement for Month/Day/Year
12/16/2002

POWER OF ATTORNEY

Know  all  by  these  presents, that the  undersigned,  Donald F.
Textor,  hereby constitutes and appoints each of Barry  Hunsaker,
Jr.,  Patricia  L. Edwards and Vickie L. Graham, signing  singly,
the undersigned's true and lawful attorney-in-fact to:

  (1)  execute  for and on behalf of the undersigned,  in  the
  undersigned's capacity as an officer and/or director of  EOG
  Resources, Inc. ("Company"), Forms 3, 4, and 5 in accordance
  with  Section 16(a) of the Securities Exchange Act  of  1934
  and the rules thereunder;

  (2) do and perform any and all acts for and on behalf of the
  undersigned which may be necessary or desirable to  complete
  and  execute any such Form 3, 4, or 5, complete and  execute
  any  amendment or amendments thereto, and timely  file  such
  form  with  the  United  States  Securities  and  Exchange
  Commission and any stock exchange or similar authority; and

  (3)  take  any  other  action  of  any  type  whatsoever  in

1. Name and Address of Reporting Person
Textor          Donald          F.
381 Lattingtown Road
Locust Valley NY 11560

2. Issuer Name and Ticker or Trading Symbol
EOG Resources, Inc. (EOG)

4. Statement for Month/Day/Year
12/16/2002

connection with the foregoing which, in the opinion of  such

attorney-in-fact, may be of benefit to, in the best interest

of, or  legally  required  by, the  undersigned,  it  being

understood  that the documents executed by such attorney-in-

fact on behalf of the undersigned pursuant to this Power  of

Attorney shall be in such form and shall contain such  terms

and  conditions as such attorney-in-fact may approve in such

attorney-in-fact's discretion.


The  undersigned hereby grants to each such attorney-in-fact full

power and authority to do and perform any and every act and thing

whatsoever  requisite, necessary, or proper to  be  done  in  the

exercise of any of the rights and powers herein granted, as fully

to  all intents and purposes as the undersigned might or could do

if  personally  present, with  full  power  of  substitution  or

revocation, hereby  ratifying  and  confirming  all  that   such

attorney-in-fact,  or  such  attorney-in-fact's  substitute   or

substitutes, shall lawfully do or cause to be done by  virtue  of

this  power of attorney and the rights and powers herein granted.

The  undersigned  acknowledges that the  foregoing attorneys-in-

fact,  in  serving  in  such  capacity  at  the  request  of  the

| 1. Name and Address of Reporting Person | 2. Issuer Name and Ticker or Trading Symbol |
|---|---|
| Textor          Donald          F. | EOG Resources, Inc. (EOG) |
| 381 Lattingtown Road | |
| Locust Valley NY 11560 | 4. Statement for Month/Day/Year |
| | 12/16/2002 |

undersigned,  are not assuming, nor is the Company assuming,  any

of  the undersigned's responsibilities to comply with Section  16

of the Securities Exchange Act of 1934.


This  Power  of  Attorney shall remain in full force  and  effect

until  the undersigned is no longer required to file Forms 3,  4,

and  5 with  respect  to  the  undersigned's  holdings  of  and

transactions in securities issued by the Company, unless  earlier

revoked by the undersigned in a signed writing delivered  to  the

foregoing attorneys-in-fact.


IN  WITNESS  WHEREOF, the undersigned has caused  this  Power  of

Attorney to be executed as of this 24 day of  September, 2002.


Signature: _____/S/DONALD F. TEXTOR_


Print Name: Donald F. Textor